FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1.	NAME AND ADDRESS OF COMPANY

PLATINUM GROUP METALS LTD. (the “Company” or “Platinum Group”) 788 – 550 Burrard Street Vancouver BC, V6C 2B5
Telephone: (604) 899-5450 Facsimile: (604) 484-4710

ITEM 2.	DATE OF MATERIAL CHANGE

February 9, 2016

ITEM 3.	NEWS RELEASE

A news release was disseminated on February 9, 2016 to the TSX as well as through various other approved public media and was SEDAR filed with the British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland Securities Commissions.

ITEM 4.	SUMMARY OF MATERIAL CHANGE

(Vancouver, British Columbia) Platinum Group Metals Ltd. (PTM-TSX; PLG- NYSE MKT) (“Platinum Group” or the “Company”) reports the Maseve (formerly WBJV Project 1) Platinum Mine has successfully completed its 72 hour run test during Hot Commissioning of its concentrator facility. The mine has produced its first concentrate for delivery to the Anglo Platinum Waterval smelter 40 kms to the south of the mine.

ITEM 5.	FULL DESCRIPTION OF MATERIAL CHANGE

(Vancouver, British Columbia) Platinum Group Metals Ltd. (PTM-TSX; PLG- NYSE MKT) (“Platinum Group” or the “Company”) reports the Maseve (formerly WBJV Project 1) Platinum Mine has successfully completed its 72 hour run test during Hot Commissioning of its concentrator facility. The mine has produced its first concentrate for delivery to the Anglo Platinum Waterval smelter 40 kms to the south of the mine.

R. Michael Jones, CEO and co-founder, said “It is very satisfying to see the first concentrate produced and to participate in the commissioning of mine systems from the underground conveyor, into the ore silo, through the mill, flotation and filter press to final product. Our focus now is to aggressively ramp up our production profile and we have a good team of qualified people in place to do this safely and efficiently”.

Approximately 2,226 people are on site and all key management roles for the oversight, training and safe operation of contract mining, mill and tailings personnel are in place. Surface infrastructure including warehouses, workshops, change houses, tailings facility and connections for power and water are all complete. Normal systems analysis, adjustments, and tuning work will be completed from the results of the 72 hour test run over the next few days, after which the mill and concentrate recovery plant is expected to return to a 24 hour per day operation.

The mine management team, EPCM contractor DRA and all of the construction team is to be congratulated for a good safety record while construction was completed generally in line with the Company’s updated guidance over the past three years.

Mine development continues with approximately 9 different headings accessing the Merensky Reef from both the North and South declines. Following the established mine plan, the focus over the next 2 to 3 months will be on expanding available stoping areas and mining. Mining methods will vary per mining area. Conventional, hybrid, long hole and board and pillar methods will be employed. Some planned mining methods have changed as local conditions require. Grade and thickness correlations from underground development have been good and areas outside the resource model have been developed on reef. Changes in dip angles and minor faulting (less than 10 meters) have slowed some of the ramp up profiles and new areas are being opened that may add to the ramp up profile.

Reserves and resources at the Maseve Mine are unchanged at this time from the July 15, 2015 Updated Technical Report, www.sedar.com. As mining advances resources and reserves will be assessed by the mine geological and engineering team along with an Independent Qualified Person.

R. Michael Jones also said “We all look forward to applying our experience in engineering and mine building to our new much larger discovery at Waterberg. The Waterberg deposit is very shallow, like the Maseve Mine (140m from surface), and can be accessed by declines and offers thicknesses of 3-60m in the mine design.”

About Platinum Group Metals Ltd.

Platinum Group Metals Ltd., founded in 2002 is based in Johannesburg, South Africa and Vancouver, Canada.

Qualified Person

R. Michael Jones, P.Eng., the Company’s President, Chief Executive Officer and a significant shareholder of the Company, is a non-independent qualified person as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects and is responsible for preparing the technical information contained in this news release.

On behalf of the Board of
Platinum Group Metals Ltd.

“R. Michael Jones
CEO and Co Founder
For further information contact:

R. Michael Jones, President
or Kris Begic, VP, Corporate Development
Platinum Group Metals Ltd., Vancouver
Tel: (604) 899-5450 / Toll Free: (866) 899-5450
www.platinumgroupmetals.net

Disclosure

The Toronto Stock Exchange and the NYSE MKT LLC have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

The securities described in this press release have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent such registration or an available exemption therefrom.

This press release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws (collectively “forward-looking statements”). Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, plans, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding; the construction, development and ramp up of the Project 1 platinum mine; operational and economic projections with respect to the Project 1 platinum mine; future activities at Waterberg and the funding of such activities; trends in metal prices; the Company’s overall capital requirements and future capital raising activities; plans and estimates regarding exploration, studies, development, construction and production on the Company’s properties, other economic projections and the Company’s outlook. Statements of resources also constitute forward-looking statements to the extent they represent estimates of mineralization that will be encountered on a property and/or estimates regarding future costs, revenues and other matters. Although the Company believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including; the Company’s capital requirements may exceed its current expectations; the uncertainty of operational and economic projections; the ability of the Company to negotiate and complete future funding transactions; variations in market conditions; the nature, quality and quantity of any mineral deposits that may be located; metal prices; other prices and costs; currency exchange rates; the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities; the Company’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, or to be fully able to implement its business strategies; and other risk factors described in the Company’s Form 40-F annual report, annual information form and other filings with the Securities and Exchange Commission and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively.

ITEM 6.	RELIANCE ON SUBSECTION 7.1 OF NATIONAL INSTRUMENT 51-102

N/A

ITEM 7.	OMITTED INFORMATION

N/A

ITEM 8.	EXECUTIVE OFFICER

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

R. Michael Jones, President & CEO Phone: (604) 899-5450

ITEM 9.	DATE OF REPORT

February 9, 2016